State of Delaware
Secretary of State
Division of Corporations
Delivered 02:05 PM 07/16/2024
FILED 02:05 PM 07/16/2024
SR 20243152535 - File Number 6653870

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify: FIRST: That at a meeting of the Board of Directors of INTERGEN DATA, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FOURTH " so that, as amended, said Article shall be and read as follows:

Please see attached Exhibit A

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this fifteenth day of July, 20 24.

By: _____
Authorized Officer
Title: President
Name: Robert Kirk
Print or Type

Exhibit A:

Attachment to Amendment

Of

INTERGEN DATA, INC.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 26,000,000, of which 17,000,000 shares of par value $0.01 per share shall be designated as Common Stock and 9,000,000 shares of par value $0.01 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 12/08/2017
FILED 10:30 AM 12/08/2017
SR 20177465674 - File Number 6653870

CERTIFICATE OF INCORPORATION

OF

InterGen Data, Inc.

FIRST. The name of the corporation is InterGen Data, Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 12000000, of which 10,000,000 shares of par value $0.0001 per share shall be designated as Common Stock and 2,000,000 shares of par value $0.0001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: December 7, 2017

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

RESOLUTION OF THE BOARD OF DIRECTORS OF INTERGEN DATA, INC.

<u>**Resolution to Authorize Additional Shares**</u>

Date: June 28, 2024

WHEREAS, InterGen Data, Inc. (the "Company") is a corporation organized and existing under the laws of the State of Delaware;

WHEREAS, the Board of Directors of the Company (the "Board") has the authority to authorize the issuance of additional shares in accordance with Section 151(a) and 151(b) of the Delaware General Corporation Law.

WHEREAS, the Board has determined that it is in the best interests of the Company to authorize the issuance of additional shares for the purpose of funding the Employee Stock Option Pool (ESOP) and fundraising.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to Section 151 of the Delaware General Corporation Law, the Board hereby amending the company's Articles of Incorporation to increase the total number of authorized shares of the Corporation from 15,000,000 to 26,000,000 shares, 17,000,000 being shares of common stock ("Common Stock"), par value $0.01 and 9,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock").

<u>**Rationale for Increase in Authorized Common and Preferred Stock.**</u>

1. **Issuance of Common Stock for ESOP:**

WHEREAS, it has been proposed that the Company establish an Employee Stock Option Pool (ESOP) to incentivize and retain employees;

WHEREAS, the Board recognizes the importance of aligning the interests of employees with those of the Company's shareholders;

RESOLVED, that the increase in the total number of authorized shares of Common Stock from 13,000,000 to 17,000,000 shares, as approved by the Board, will facilitate the issuance of 2,000,000 (Two Million) shares of Common Stock of the Company for the purpose of funding the Employee Stock Option Pool (ESOP) and 2,100,000 (Two Million, One Hundred Thousand) for the purpose of fundraising.

2. **Issuance of Preferred Stock for Fundraising:**

WHEREAS, it has been proposed that the Company engage in fundraising activities to support its growth and expansion plans;

WHEREAS, the Board acknowledges the potential benefits of issuing preferred shares to investors;

RESOLVED, that the increase in the total number of authorized shares of Preferred Stock from 2,000,000 to 9,000,000 shares, as approved by the Board, will facilitate the conversion of outstanding SAFEs and Convertible Notes for 5,400,000 (Four Million, Four Hundred Thousand) and the issuance of 3,600,000 (Three Million, Six Hundred Thousand) shares of Preferred Stock of the Company for the purpose of fundraising.

_____

RESOLVED FURTHER, that the Board authorizes and empowers the Officers of the Company to take all necessary and appropriate actions to implement this resolution, including but not limited to the preparation and filing of any required documentation with relevant regulatory authorities.

FURTHERMORE, it is resolved that a copy of this resolution shall be included in the minutes of the Board, and this Resolution shall be placed in the appropriate Books and Records of the Corporation, and the Articles of Incorporation adopted by the Board hereof shall be amended accordingly.

This resolution shall be effective immediately upon adoption by the Board.

The Board hereby certifies the adoption of this resolution as of the date first above written.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of InterGen Data, Inc. by the unanimous vote of the Board of Directors this 19th day of June 2024.

BOARD MEMBERS:

DocuSigned by:

_88E47812E57949C..._

Robert Kirk